UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 25)*

Carnival Corporation
Carnival plc
(Name of Issuer)

Common Stock, par value $0.01 per share, of Carnival Corporation
Special Voting Share of Carnival plc
Trust Shares (representing beneficial interests in the P&O Princess Special Voting Trust)
(Title of Class of Securities)

Common Stock: 143658 10 2 and 143658 30 0**
Special Voting Share: G7214F 12 2
Trust Shares: 143658 30 0**
(CUSIP Number)

Enrique Miguez, Esq.
General Counsel
Carnival Corporation
3655 N.W. 87th Avenue
Miami, Florida 33178-2428
(305) 599-2600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 28, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The Common Stock and the Trust Shares trade together under CUSIP Number 143658 30 0. See Items 1 and 4 of this Schedule 13D for additional information.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 2 of 17

1	NAME OF REPORTING PERSON MA 1994 B SHARES, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 3 of 17

1	NAME OF REPORTING PERSON MA 1994 B SHARES, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 4 of 17

1	NAME OF REPORTING PERSON MICKY ARISON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 85,670,611
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 121,136,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,136,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 5 of 17

1	NAME OF REPORTING PERSON JMD DELAWARE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 6 of 17

1	NAME OF REPORTING PERSON JAMES M. DUBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 7 of 17

1	NAME OF REPORTING PERSON ARTSFARE 2005 TRUST No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 8 of 17

1	NAME OF REPORTING PERSON TRUIST DELAWARE TRUST COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 9 of 17

1	NAME OF REPORTING PERSON VERUS PROTECTOR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,465,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,465,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 10 of 17

1	NAME OF REPORTING PERSON RICHARD L. KOHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,000
	8	SHARED VOTING POWER 35,465,423
	9	SOLE DISPOSITIVE POWER 1,000
	10	SHARED DISPOSITIVE POWER 121,137,034
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 121,138,034
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 11 of 17

1	NAME OF REPORTING PERSON KLR, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 82,419,457
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 82,419,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 12 of 17

1	NAME OF REPORTING PERSON NICKEL 2015-94B TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,736,445
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 80,736,445
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 80,736,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 13 of 17

The Schedule 13D relating to Carnival Corporation and Carnival plc is being filed by MA 1994 B Shares, L.P. (“B Shares, L.P.”), MA 1994 B Shares, Inc. (“B Shares, Inc.”), Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company (formerly known as SunTrust Delaware Trust Company), Verus Protector, LLC, Richard L. Kohan, KLR, LLC and Nickel 2015-94B Trust (collectively, the “Reporting Persons”). This Amendment No. 25 is being filed to reflect an exit filing by JMD Delaware, LLC and Mr. James M. Dubin as a result of Mr. Dubin’s retirement. This Schedule 13D is hereby amended as follows:

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

On February 28, 2022, Mr. Dubin retired. In connection therewith, Mr. Dubin resigned as trustee of the Nickel 2003 Revocable Trust, and JMD Delaware, LLC resigned as distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. As a result, JMD Delaware, LLC is no longer the beneficial owner of any shares, and Mr. Dubin is the beneficial owner only of those shares he holds directly, and has ceased to be in a group with the Reporting Persons.

Mr. Dubin and JMD Delaware, LLC will cease to be Reporting Persons after this filing and, accordingly, this is an exit filing for such persons.

In connection with the completion of its merger of SunTrust Banks Inc. and BB&T Corp., SunTrust Delaware Trust Company changed its name to Truist Delaware Trust Company.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Not applicable.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 986,363,933 Shares outstanding, representing the total number of shares reported by Carnival Corporation as of January 13, 2022 in its Annual Report on Form 10-K filed on January 27, 2022.

(a) and (b)(i)

(i) B Shares, L.P. beneficially owns an aggregate of 80,736,445 Shares (approximately 8.2% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(ii) B Shares, Inc. beneficially owns an aggregate of 80,736,445 Shares (approximately 8.2% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iii) Micky Arison beneficially owns an aggregate of 121,136,034 Shares (approximately 12.3% of the total number of Shares outstanding), 3,251,154 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2003 Revocable Trust, 80,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 14 of 17

instrument for the Nickel 2015-94 B Trust, 35,465,423 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the last will of Ted Arison, dated July 8, 1999, and 1,683,012 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children. Micky Arison has shared dispositive and voting power with respect to the 35,465,423 Shares held by the Artsfare 2005 Trust No. 2. Micky Arison has sole voting and shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 1994 “B” Trust, the 3,251,154 Shares held by the Nickel 2003 Revocable Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children.

(iv) As a result of JMD Delaware, LLC’s resignation as a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children as described above in Item 2, JMD Delaware, LLC no longer beneficially owns any Shares.

(v) James M. Dubin beneficially owns an aggregate of 1,000 Shares (approximately 0.0% of the total number of Shares outstanding), which he holds directly. As a result of Mr. Dubin’s retirement, as described in Item 2, Mr. Dubin has ceased to be in a group with the Reporting Persons.

(vi) Artsfare 2005 Trust No. 2 beneficially owns the 35,465,423 Shares for which it exercises shared dispositive power (approximately 3.6% of the total number of Shares outstanding).

(vii) Truist Delaware Trust Company beneficially owns 35,465,423 Shares (approximately 3.6% of the total number of Shares outstanding), by virtue of being the trustee of Artsfare 2005 Trust No. 2. Truist Delaware Trust Company has shared dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Accordingly, Truist Delaware Trust Company may be deemed to beneficially own such Shares. Truist Delaware Trust Company disclaims beneficial ownership of such Shares.

(viii) Verus Protector, LLC beneficially owns an aggregate of 35,465,423 Shares (approximately 3.6% of the total Shares outstanding), by virtue of being the protector of Artsfare 2005 Trust No.2. Verus Protector, LLC has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No.2.

(ix) Richard L. Kohan beneficially owns an aggregate of 121,138,034 Shares (approximately 12.3% of the total Shares outstanding), by virtue of being the sole member of Verus Protector, LLC, a trustee of Nickel 2003 Revocable Trust, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly. Mr. Kohan has shared voting and dispositive power with respect to the 35,465,423 Shares held by Artsfare 2005 Trust No. 2. Mr. Kohan has shared dispositive power with respect to the 3,251,154 Shares held by the Nickel 2003 Revocable Trust, the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children and the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust. Mr. Kohan has shared voting and dispositive power with respect to the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(x) KLR, LLC beneficially owns an aggregate of 82,419,457 Shares (approximately 8.4% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison’s children. KLR, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 1,683,012 Shares held by trusts for the benefit of Micky Arison’s children. Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(xi) Nickel 2015-94 B Trust beneficially owns an aggregate of 80,736,445 Shares (approximately 8.2% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(xii) The Reporting Persons, as a group, beneficially own an aggregate of 121,139,034 Shares (approximately 12.3% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.

(c) To the best knowledge of each of the Reporting Persons, none of the persons named in response to this paragraph (a) has effected any transactions in the Shares during the past 60 days.

(d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 15 of 17

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows by incorporating by reference the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits

The following exhibits have been filed with this Schedule 13D/A.

Exhibit 52	Joint Filing Agreement, dated as of February 28, 2022, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust and KLR, LLC.

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 16 of 17

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2022

MA 1994 B SHARES, L.P.

MA 1994 B SHARES, INC.

MICKY ARISON

JMD DELAWARE, LLC

JAMES M. DUBIN

ARTSFARE 2005 TRUST NO. 2

TRUIST DELAWARE TRUST COMPANY

VERUS PROTECTOR, LLC

NICKEL 2015-94 B TRUST

By:	/s/ Richard L. Kohan
Richard L. Kohan, Attorney-in-fact

KLR, LLC

By:	/s/ Richard L. Kohan
Richard L. Kohan, President

/s/ Richard L. Kohan
RICHARD L. KOHAN

CUSIP No. Common Stock: 143658 10 2 and 143658 30 0, Special Voting Share: G7214F 12 2, Trust Shares: 143658 30 0	SCHEDULE 13D	Page 17 of 17

INDEX TO EXHIBITS

Exhibits

Exhibit 52	Joint Filing Agreement, dated as of February 28 2022, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, JMD Delaware, LLC, James M. Dubin, Artsfare 2005 Trust No. 2, Truist Delaware Trust Company, Versus Protector, LLC, Richard L. Kohan, Nickel 2015-94 B Trust and KLR, LLC.